Exhibit (a)(7)(iii)

EQT Infrastructure II to acquire Westway Group, premier provider of bulk liquid storage

December 20, 2012

•	EQT Infrastructure II has agreed to launch a public tender offer to acquire premier provider of bulk liquid storage Westway Group, Inc. (NASDAQ: WWAY) for approximately USD 419 million

•	EQT Infrastructure II to work together with management team to capitalize on additional growth opportunities in a market with increasing demands for storage services

•	EQT’s Industrial Network to provide additional industrial skills and experience

Pursuant to a definitive agreement entered into between Westway Group, Inc. (“Westway” or the “Company”) and affiliates of EQT Infrastructure II, affiliates of EQT Infrastructure II have agreed to launch a public tender offer to acquire all of the outstanding public equity securities of Westway, a provider of bulk liquid storage and related services. Pursuant to the tender offer, an affiliate of EQT Infrastructure II will acquire all of the outstanding equity securities of Westway for approximately USD 419 million in aggregate cash consideration or USD 6.70 in cash per common share. The Company has also entered into a definitive agreement (the “ED&F Man Transaction”) to sell its liquid feed supplement business and certain bulk liquid storage terminals located in Ireland, Denmark, Korea and the United Kingdom to an affiliate of ED&F Man Holdings Limited, the Company’s largest stockholder, for a purchase price of approximately USD 115 million, subject to adjustment.

Headquartered in New Orleans, Louisiana, Westway is a premier provider of storage and related services to owners of bulk liquid products worldwide. After giving effect to the ED&F Man Transaction, the Company has over 330 million gallons of storage capacity through a global network of 19 terminal locations including 14 in the U.S., 1 in Canada and 4 in Europe. The Company is focused on niche liquid products and customized service offerings with strong margin potential and has a leading market position in the agricultural and chemical commodity sectors. Key products stored include petroleum oils, caustics, asphalts, vegetable oils, methyl esters, chemicals and molasses products, among others.

“Westway has a strong history of providing value-add storage services to a loyal customer base, and we look forward to partnering with its exceptional management team. Demand for storage services continues to grow as the global supply chain for a number of industries becomes increasingly complex. We believe that Westway’s ability to provide high quality and reliable storage services to existing customers while also expanding storage services to other growing markets will help foster its next stage of development,” says Glen T. Matsumoto, Partner at EQT Partners, Investment Advisor to EQT Infrastructure II.

Francis P. Jenkins, Chairman of the Company and Chairman of the Special Committee, stated, “For over a year, we have been reviewing a variety of strategic alternatives for Westway. After this extensive process, we are excited to announce these transactions with EQT Infrastructure II and ED&F Man. We believe the aggregate value of these transactions achieves our objective of delivering immediate and compelling value for the Company’s stockholders. We also are confident that we have found excellent owners for the Company’s businesses. EQT Infrastructure has a strong track record in the bulk liquid storage sector and will be an excellent partner for our terminal employees and customers. ED&F Man owned Westway Feed Products for many years and will continue to grow and succeed with our employees, customers and suppliers.”

In accordance with the terms of the Merger Agreement, affiliates of EQT Infrastructure II will commence a tender offer for all of the outstanding public equity securities of Westway. Westway’s Board of Directors has unanimously recommended that Westway’s stockholders tender their shares into the offer, and a group of stockholders, representing 79% of Westway’s fully diluted shares outstanding, have each entered into separate agreements with affiliates of EQT Infrastructure II and the Company pursuant to which each has agreed to, among other things, tender the shares of common or preferred stock beneficially owned by them into the tender offer. The transaction is expected to close in the first quarter of 2013 and is conditioned upon satisfaction of the minimum tender condition of a majority of the shares of Westway’s common stock on a fully diluted basis, and preferred stock on a fully diluted basis, consummation of the ED&F Man Transaction, receipt of U.S. antitrust approval (Hart-Scott-Rodino (HSR) Antitrust Act), certain third party consents and other customary closing conditions.

EQT Infrastructure II was supported by Sterne, Agee & Leach, Inc. as Financial Advisor and Freshfields Bruckhaus Deringer as Legal Advisor.

Contact:	Glen T. Matsumoto +1 914 607 4502 Partner at EQT Partners, Investment Advisor to EQT Infrastructure II EQT Press Department +46 8 506 55 334

Important Additional Information

The tender offer described in this communication has not yet commenced, and this communication is neither an offer to purchase nor a solicitation of an offer to sell any shares of the common stock of Westway or any other securities. On the commencement date of the tender offer, affiliates of EQT Infrastructure II will file a tender offer statement on Schedule TO, including an offer to purchase, a letter of transmittal and related documents, with the Securities and Exchange Commission. At or around the same time, the Company will file a solicitation/recommendation statement on Schedule 14D-9 with respect to the tender offer. The offer to purchase shares of Westway stock will only be made pursuant to the offer to purchase, the letter of transmittal and related documents filed with such Schedule TO. Investors and security holders are urged to read both the tender offer statement (including an offer to purchase, a related letter of transmittal and the other offer documents) and the solicitation/recommendation statement regarding the tender offer, as they may be amended from time to time, when they become available because they will contain important information that should be read carefully before making any decision with respect to the tender offer. The tender offer statement will be filed with the SEC by affiliates of EQT Infrastructure II, and the solicitation/recommendation statement will be filed with the SEC by Westway. Investors and security holders may obtain a free copy of these statements (when available), the Merger Agreement and other documents filed with the SEC at the website maintained by the SEC at www.sec.gov or by directing such requests to the information agent for the tender offer. In addition, the tender offer statement and related documentation will be made available by an affiliate of EQT Infrastructure II (when available) and the solicitation/recommendation statement and related documents (when available) may be obtained by directing such requests to Westway at 504-525-9741.

About EQT

EQT is the leading private equity group in Northern Europe with over EUR 19 billion in raised capital and multiple investment strategies. Together with an extensive network of independent Industrial Advisors, EQT implements its investment strategy by acquiring or financing good medium-sized to large companies in Northern and Eastern Europe, Asia and the United States, supporting their development into leading companies. Development is achieved by an industrial strategy with focus on growth. Since inception, EQT has invested more than EUR 11 billion in around 100 companies and exited close to 50. EQT-owned companies have more than 550,000 employees.

EQT Infrastructure II is the second fund within the infrastructure investment strategy. The first fund closed in 2008 at EUR 1.2 billion fund. EQT Infrastructure II seeks to invest in medium-sized infrastructure businesses in the Nordic region, parts of Continental Europe, and North America. Investment targets are regulated infrastructure, concession-based infrastructure, market-based infrastructure and infrastructure-related services. EQT Infrastructure II currently has EUR 1.6 billion of commitments available for investments.

EQT Partners, acting as Investment Advisor to the general partners and managers of each EQT fund, has around 120 investment professionals with an extensive industrial and financial competence. EQT Partners and its affiliates have offices in Copenhagen, Frankfurt, Helsinki, Hong Kong, Oslo, London, Munich, New York, Shanghai, Singapore, Stockholm, Warsaw and Zurich.

More information can be found on www.eqt.se

About Westway

Westway is a premier provider of storage and related services to owners of bulk liquid products worldwide. After giving effect to the ED&F Man Transaction, the business has over 330 million gallons of storage capacity through a global network of 19 terminal locations including 14 in the U.S., 1 in Canada and 4 in Europe. The business is focused on niche liquid products and customized service offerings with strong margin potential and has a leading market position in the agricultural and chemical commodity sectors. Key products stored include petroleum oils, caustics, asphalts, vegetable oils, methyl esters, chemicals and molasses products, among others.

More information can be found on www.westway.com